FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

NDT VENTURES LTD.

(Translation of registrant's name into English)

Suite 860 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F____

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

- Press Release #02-07 dated September 3, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT VENTURES LTD.
(Registrant)

Date September 3, 2002

By [signature]
(Signature)
Frederic G. Hewett, President & Director

NDT VENTURES LTD.
PRESS RELEASE

September 3, 2002 **#02-07**

Suite 860 - 625 Howe Street, Vancouver, B.C. V6C 2T6, CANADA Telephone: (604)687-7545;Facsimile: (604)689-5041

NDT ACQUIRES CC PROJECT IN NEVADA

NDT Ventures Ltd. (TSXV:NDE; OTCBB:NDTVF) is pleased to report that the Company has optioned an additional gold project, bringing the total number of properties recently acquired in Nevada to four. The CC Project is the newest addition to the company's portfolio and is part of the Company's continuing strategy to acquire attractive precious metal properties in stable and prospective geological environments.

The CC Project is located in the Fairview Mining District, Churchill County Nevada. The Fairview District, within the eastern margins of the Walker Lane mineral belt, has produced well over five million ounces of silver and significant gold. The main target on the CC claims is a banded, epithermal quartz vein system that strikes northeast and dips 60 degrees to the southeast. The system outcrops over a 300 meter strike length and can be traced via subcrop and float an additional 700 meters. A sample taken by NDT over an exposed two metre vein width, assayed 56 g/t gold. Sampling by others on the vein has yielded numerous multi-gram gold and silver values along strike with high values of 23 g/t gold and 447 g/t silver. The CC claims are located immediately adjacent to a past underground precious metal producer and known mineralization on both properties is clearly related to the same large mineralizing system. Due to past ownership, very little exploration and no drilling has been conducted on the CC claims. Excellent potential exists to expand known targets, discover additional high-grade veins and define areas of disseminated mineralization.

On August 21st (see NDT Press Release 02-06), the Company announced the acquisition of the Black Hills, Jenny and Hannah Projects in Nevada. Black Hills and Jenny are both located on a major structural component of the Walker Lane and mid-way between and on a geological trend with the Paradise Peak and Rawhide gold mines. The Hannah Project is located in the Jessup Mining District, east-northeast of Fernley. The Company is very pleased to have acquired another quality Nevada gold property and over the coming months will complete additional work on the four properties to better define geologic controls and prioritize specific targets for drilling.

The Company can earn a 100% interest in the CC claims over a four year period by making cash payments totaling $US500,000, issuing a total of 685,500 shares and by completing US$500,000 in work expenditures. The Vendor will retain a 3% Net Smelter Return which can be reduced to 1% at a cost of $US1,500,000. The acquisition is subject to regulatory approval and a Finders Fee is payable to a third party.

On Behalf of the Board,
NDT VENTURES LTD.

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200
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